NEWS RELEASE

Trading Symbol     TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC METALS REPORTS 2019 AGM RESULTS

VANCOUVER, British Columbia – December 2, 2019 – New Pacific Metals Corp. (“New Pacific” or the “Company”) is pleased to report that all matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated October 29, 2019, were approved by the requisite majority of votes cast at the annual general meeting of the shareholders held on November 29, 2019 (the “AGM”).

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	Number	Percentage	Number	Percentage
Jack Austin	80,418,277	99.97%	27,564	0.03%
Dr. Rui Feng	80,418,620	99.96%	28,721	0.04%
David Kong	80,424,170	99.97%	23,171	0.03%
Greg Hawkins	76,933,985	95.63%	3,513,356	4.37%
Martin Wafforn	80,424,417	99.97%	22,924	0.03%

John McCluskey did not stand for re-election as a director at the AGM and ceased to be a director of the Company effective November 29, 2019. The Company wishes to thank Mr. McCluskey for his time, services, and contributions he made during his tenure as a director.

At the AGM, shareholders voted 94.62% in favour of approving the share based compensation plan (the “Omnibus Plan”). The Omnibus Plan was also approved by the requisite majority of disinterested shareholders as required by the policies of the TSX Venture Exchange. Shareholders also approved the re- appointment of Deloitte LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.,

Gordon Neal

President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.